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                             February 9, 2023

       Derrick Walsh
       Executive Vice President and Chief Financial Officer
       Axos Financial, Inc.
       9205 West Russell Road
       Suite 400
       Las Vegas, NV 89148

                                                        Re: Axos Financial,
Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2022
                                                            File No. 001-37709

       Dear Derrick Walsh:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended September 30, 2022

       Note 8. Commitments and Contingencies
       Litigation, page 24

   1. We note disclosure on page 25 that on October 26, 2022, a jury verdict was reached in the case of MUFG Union
Bank, N.A. v. Axos Bank et al, resulting in a $16 million accrued expense recorded
related to this litigation in your financial statements as of and for the three-months ended
September 30, 2022. Please tell us how you concluded that no disclosure was required
related to this litigation in your Form 10-K for the fiscal year ended June 30, 2022 and
any prior filings. Specifically, please tell us how you complied with disclosure
requirements of ASC 450-20-50-3 thru 50-5 as well as Item 103 of
                                                        Regulation S-K related
to legal proceedings in current and prior periods. Please also confirm that all
disclosures related to similar loss contingencies required by ASC 450-20-
                                                        50 and legal
proceedings required by Item 103 of Regulation S-K have been and will be
 Derrick Walsh
Axos Financial, Inc.
February 9, 2023
Page 2
         disclosed in your future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder, Staff Accountant, at (202) 551-3294, or John Spitz,
Staff Accountant, at (202) 551-3484 with any questions.



FirstName LastNameDerrick Walsh                           Sincerely,
Comapany NameAxos Financial, Inc.
                                                          Division of
Corporation Finance
February 9, 2023 Page 2                                   Office of Finance
FirstName LastName